SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                 Rule 13d-101

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                Amendment No. 1

                             MarketWatch.com, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
            -----------------------------------------------------
                        (Title of Class and Securities)

                                   570619106
                   ---------------------------------------
                                (CUSIP Number)

                                 David Obstler
   Chief Financial Officer and Executive Vice President, Corporate Strategy
                                 Pinnacor Inc.
                       601 West 26th Street, 13th Floor
                           New York, New York 10001
                                (212) 691-7900

                                with a copy to:

                             Francis Sheehan, Esq.
                        Vice President, General Counsel
                                 Pinnacor Inc.
                       601 West 26th Street, 13th Floor
                           New York, New York 10001
                                (212) 691-7900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 15, 2003
                   ----------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570619106                 13D                      Page 2 of 8 Pages

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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (entities only)

                  Pinnacor Inc.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS

         00
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) [ ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

         0
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8.  SHARED VOTING POWER

         11,273,628        (1)     (See Item 4)
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9.  SOLE DISPOSITIVE POWER

         0
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10. SHARED DISPOSITIVE POWER

         0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,273,628        (1)     (See Item 4)
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                        [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         64.5%    (2)

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14. TYPE OF REPORTING PERSON

          CO
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     (1) Includes 11,273,628 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person pursuant to the Voting and Waiver Agreement, as amended, described in Item 4 to this Schedule 13D. The Reporting Person expressly disclaims beneficial ownership of the 11,273,628 shares of Common Stock which are the subject of the Voting and Waiver Agreement.

     (2) Based on 17,484,239 shares outstanding as of December 16, 2003.

         This statement ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated July 22, 2003, filed by Pinnacor Inc., a Delaware corporation (the "Reporting Person"), relating to the shares of common stock, par value $0.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 is being filed by the Reporting Person, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person. Capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D unless otherwise defined herein.

Item 4.  Purpose of Transaction.

         The first paragraph of the response to Item 4(a)-(j) is amended by deleting it in its entirety and substituting the following in lieu thereof:

         (a) - (j) On July 22, 2003, NMP, Inc., a Delaware corporation ("Holdco"), the Issuer, the Reporting Person, Maple Merger Sub, Inc., a wholly-owned subsidiary of Holdco ("Maple Merger Sub"), and Pine Merger Sub, Inc., a wholly-owned subsidiary of Holdco ("Pine Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On December 15, 2003, the Merger Agreement was amended to extend the termination date from December 31, 2003 to March 31, 2004 (the "First Amendment"). Under the Merger Agreement, as amended by the First Amendment, Maple Merger Sub will merge with and into the Issuer (the "Parent Merger") and Pine Merger Sub will merge with and into the Reporting Person (the "Company Merger" and together with the Parent Merger, the "Mergers") whereby after the Mergers, subject to the completion of roll-up mergers of Maple Merger Sub and Pine Merger Sub into Holdco, each of the Issuer and the Reporting Person will be direct wholly owned subsidiaries of Holdco.

         The description of the Merger Agreement and the First Amendment herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 2.1 and 2.2, respectively, hereto.

         The third paragraph of the response to Item 4(a)-(j) is amended by deleting it in its entirety and substituting the following in lieu thereof:

         The Mergers are subject to customary closing conditions, including regulatory approval and the approval of Issuer and Reporting Person stockholders. Although the Mergers are expected to be completed during the first quarter of 2004, there can be no assurance that the Mergers will be completed during such timeframe.

         The fourth paragraph of the response to Item 4(a)-(j) is amended by deleting it in its entirety and substituting the following in lieu thereof:

         In connection with the Mergers, the Reporting Person, the Issuer, CBS Broadcasting Inc. ("CBS") and Pearson International Finance Ltd. ("PIFL") (CBS and PIFL together, the "Stockholders") entered into the Voting and Waiver Agreement dated July 22, 2003 (the "Voting and Waiver Agreement"). On December 15, 2003, the Voting and Waiver Agreement was amended to extend the termination date from December 31, 2003 to March 31, 2004 (the "Voting and Waiver Amendment"). In connection with the Voting and Waiver Amendment, each Stockholder agreed to extend its Irrevocable Proxy (as defined below) to March 31, 2004. Pursuant to the Voting and Waiver Agreement, as amended by the Voting and Waiver Amendment, the Stockholders granted the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") which appointed the Reporting Person as each Stockholder's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by the Stockholders for the purposes described below. The Irrevocable Proxy (i) does not give ownership of the shares of Common Stock owned directly or indirectly by the Stockholders to the Reporting Person, and (ii) is subject to certain limitations, as set forth in the Voting and Waiver Agreement. The Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement), (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein),
(iii) March 31, 2004, or (iv) with respect to any shares owned by Stockholder, including any Securities (as defined in the Voting and Waiver Agreement) held by any Stockholder sold, transferred or otherwise disposed of to any transferee other than, with respect to CBS, a controlled affiliate of Viacom Inc., and with respect to PIFL, a controlled affiliate of Pearson plc, the time of effectiveness of such sale, transfer or disposition.

         The description of the Voting and Waiver Agreement and the Voting and Waiver Amendment herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 10.1 and 10.2, respectively, hereto.

Item 5.  Interest in Securities of the Issuer

         The following is added to the response to Item 5(a)-(b).

         As of December 16, 2003, although the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person remained the same, as a result of an increase in the number of shares of Common Stock outstanding, the Reporting Person's deemed beneficial ownership decreased from approximately 65.5% to 64.5% of the Common Stock outstanding.

Item 7.  Material to be filed as Exhibits

         The response to Item 7 is amended by deleting it in its entirety and substituting the following in lieu thereof:


Exhibit No.    Description
-----------    -----------

2.1 Agreement and Plan of Merger, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).

2.2 First Amendment to Agreement and Plan of Merger by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc., dated as of December 15, 2003 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on December 15, 2003).

10.1 Voting and Waiver Agreement, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).

10.2 Amendment No. 1 to the Voting and Waiver Agreement by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd., dated as of December 15, 2003 (incorporated by reference to Exhibit
               10.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on December 15, 2003).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2003


                                             Pinnacor Inc.


                                             By: /s/ Francis Sheehan
                                                 ------------------------------
                                             Name:  Francis Sheehan
                                             Title: Vice President,
                                                    General Counsel

         The Exhibit Index is amended by deleting it in its entirety and substituting the following in lieu thereof:


                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------

2.1 Agreement and Plan of Merger, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).

2.2 First Amendment to Agreement and Plan of Merger by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc., dated as of December 15, 2003 (incorporated by reference to Exhibit
                   2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on December 15, 2003).

10.1 Voting and Waiver Agreement, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).

10.2 Amendment No. 1 to the Voting and Waiver Agreement by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd., dated as of December 15, 2003 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on December 15, 2003).